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                                                                    EXHIBIT 99.5



                               PRIME RETAIL, INC.
                             100 EAST PRATT STREET
                                NINETEENTH FLOOR
                           BALTIMORE, MARYLAND 21202



                                                                    May   , 1998



Dear Fellow Shareholders,



    Shareholders of Prime Retail, Inc. are being asked to vote on the proposed merger of Prime and Horizon Group, Inc. Through the merger and certain related transactions, Prime will add 22 of Horizon's best performing factory outlet centers to its portfolio and establish itself as the largest owner, operator and developer of outlet centers in the United States with a total market capitalization of over $2.2 billion.



    As a result of the merger, each outstanding share of common stock of Horizon will be converted into 0.597 of a share of common stock and 0.20 of a share of Series B preferred stock of Prime. Each outstanding share of stock of Prime will continue to represent a share of the same class and series of stock in the surviving company. Immediately prior to the merger, each holder of Series C preferred shares and common shares of Prime prior to the merger will receive a special cash distribution of $0.50 per share and each holder of Series B preferred shares of Prime prior to the merger will receive a special cash distribution of $0.60 per share.



    In addition, Prime's common and convertible preferred shareholders and Horizon's shareholders will receive, through a taxable distribution, shares of common stock in Horizon Group Properties, Inc. Horizon Group Properties, Inc. is a newly formed REIT that will own and operate a portfolio consisting of Horizon's 13 remaining outlet centers and two of Prime's underperforming centers. The shares of Horizon Group Properties, Inc. will be quoted in the Nasdaq Stock Market.



    PRIME'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND BELIEVES THAT IT IS IN THE BEST INTERESTS OF PRIME AND ITS SHAREHOLDERS AND RECOMMENDS THAT ALL SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER.



    Prime's shareholders are also being asked to re-elect three directors to Prime's Board of Directors, approve certain benefit plans, and ratify the appointment of Prime's independent accountants.



    We encourage you to read the proxy statement and vote your shares promptly. The meeting of Prime's shareholders will take place on June 12, 1998.



    If you have any questions, please call any of the undersigned at (410) 234-0782 or MacKenzie Partners, Inc. toll-free at (800) 322-2885. We appreciate your support.



         [SIGNATURE]                 [SIGNATURE]                        [SIGNATURE]
   Michael W. Reschke             Abraham Rosenthal              William H. Carpenter, Jr.
        Chairman               Chief Executive Officer                   President
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